UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On December 17, 2018, Summit Therapeutics plc, a public limited company incorporated in England and Wales with the Registrar of Companies of England and Wales (the “Company”) announced that it is convening a general meeting of shareholders (the “General Meeting”) to be held at 11:00 a.m. GMT on January 4, 2019 at the offices of CMS Cameron McKenna Nabarro Olswang LLP at Cannon Place, 78 Cannon Street, London, EC4N 6AF in connection with the proposed subscription (the “Subscription”) by Mr. Robert W. Duggan (the “Investor”) of an aggregate of 15,625,000 of the Company’s American Depositary Shares (“ADSs”), representing an aggregate of 78,125,000 ordinary shares, par value £0.01 per share, of the Company (the “New Ordinary Shares”) and to consider and, if thought fit, pass resolutions (the “Resolutions”) to, inter alia, approve the allotment and issue of the New Ordinary Shares pursuant to the Subscription. Each ADS represents five (5) New Ordinary Shares.

The full text of the press release issued in connection with this announcement is attached as Exhibit 99.1 to this Report on Form 6-K (the “Form 6-K”) and is incorporated herein by reference. The circular, including a notice convening the General Meeting, that will be sent to the Company’s shareholders is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

Securities Purchase Agreement

On December 14, 2018, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Investor, pursuant to which the Investor agreed to subscribe for an aggregate of 15,625,000 ADSs, representing an aggregate of 78,125,000 New Ordinary Shares, in a private placement in the United States at a subscription price of $1.60 per ADS for an aggregate purchase price of $25.0 million.

The Subscription is expected to close on or about January 8, 2019, subject to the satisfaction of certain customary closing conditions and the following additional conditions: (i) the Company’s shareholders shall have passed the Resolutions; and (ii) the New Ordinary Shares underlying the ADSs shall have been admitted to trading on AIM pursuant to Rule 6 of the AIM Rules for Companies (the “AIM Rules”) as published from time to time by London Stock Exchange plc (such event, “Admission”). Upon the closing of the Subscription, the Investor is expected to beneficially own 15,657,641 ADSs, representing 78,288,205 ordinary shares of par value of £0.01 per share in the Company (the “Ordinary Shares”), or approximately 48.81% of the outstanding Ordinary Shares.

Under the Securities Purchase Agreement, the Investor has agreed not to sell, transfer or otherwise dispose of any ADSs, Ordinary Shares or any options, warrants or other securities or rights convertible into or exercisable or exchangeable for Ordinary Shares, subject to certain limited exceptions, until the earliest to occur of (i) the date on which (x) the ADSs cease to be registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) the Ordinary Shares cease to be listed on AIM; (ii) the date that is one year after the closing date of the Subscription (the “Closing Date”); and (iii) the date on which the Company and the Investor mutually agree in writing to terminate this restriction.

Based in part upon the representations of the Investor in the Securities Purchase Agreement, the Subscription will be exempt from registration under Regulation D, as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The ADSs will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The sale of the securities will not involve a public offering and will be made without general solicitation or general advertising. The Investor represented that it is an accredited investor, as such term is defined in Rule 501(a) of Regulation D, and that it is acquiring the ADSs for investment purposes only and not with a view to any resale or distribution of the ADSs in violation of the United States federal securities laws.

Registration Rights Agreement

Under the Securities Purchase Agreement, the Company agreed to enter into, upon the Closing Date, a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company will agree to use commercially reasonable efforts to prepare and file a registration statement covering the resale by the Investor of the ADSs purchased by the Investor in the Subscription (the “Registrable Securities”) promptly following the date that is 180 days after the Closing Date, but no later than 210 days after the Closing Date. Under such Registration Rights Agreement, the Company will agree to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable and to keep such registration statement continuously effective, subject to certain limited exceptions, until the earliest of the date on which all Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 of the Securities Act without restriction or the fifth anniversary of the Closing Date. Under such Registration Rights Agreement, the Company will agree to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities, excluding underwriter discounts, commissions or fees, and each party will grant the other customary indemnification rights in connection with the registration and resale of the ADSs.

Relationship Agreement

Also on December 14, 2018, the Company entered into a relationship agreement (the “Relationship Agreement”) with the Investor and Cairn Financial Advisers LLP, a limited liability partnership incorporated in England and Wales with the Registrar of Companies of England and Wales, as the Company’s nominated adviser, to regulate the Company’s relationship with the Investor and to limit the Investor’s influence over the Company’s corporate actions and activities and the outcome of general matters pertaining to the Company. Pursuant to the Relationship Agreement, the Investor has agreed to, and has agreed to ensure that any of his associates (within the meaning of the definition of “related party” contained in the AIM Rules) and any person who holds shares of the Company on his behalf (together, his “affiliates”) shall among other things: (i) conduct all transactions with the Company on arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the AIM Rules; (ii) exercise his voting rights to ensure that the Company is capable of carrying on its business and making decisions independently of the Investor and his affiliates; and (iii) abstain from voting in respect of any resolution containing any transaction, agreement or arrangement involving the Company or any of its subsidiary undertakings to which the Investor or any of his affiliates is a party. The obligations and restrictions on the Investor will terminate upon the Investor ceasing to be beneficially entitled to Ordinary Shares representing at least 20% of the voting rights attaching to Ordinary Shares or the Ordinary Shares ceasing to be admitted to trading on AIM and the ADSs ceasing to be admitted to trading on the Nasdaq Stock Exchange. The Relationship Agreement will become effective upon Admission.

The foregoing descriptions of the Securities Purchase Agreement and the Relationship Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Relationship Agreement, copies of which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and incorporated by reference herein.

Cash Guidance

The Company believes that the anticipated net proceeds from the Subscription, along with its existing cash resources and funding arrangements, will be sufficient to enable it to fund its operating expenses and capital expenditure requirements through January 31, 2020. The Company has based this estimate on assumptions that may prove to be wrong, and it could use its capital resources sooner than it currently expects. This estimate assumes, among other things, the approval by the shareholders of the Resolutions, the closing of the Subscription and that the Company does not obtain any additional funding through new grants and clinical trial support, collaboration agreements or equity or debt financings.

This Form 6-K, including the exhibits hereto, does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or in any other jurisdiction.

Forward-Looking Statements

Any statements in this Form 6-K about the Company’s future expectations, plans and prospects, including but not limited to, statements about whether or not the Company will consummate the Subscription and the anticipated use of the proceeds from the Subscription, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialization of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Form 6-K represent the Company’s views only as of the date of this Report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Form 6-K.

The information in this Form 6-K, including the exhibits hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Securities Purchase Agreement, dated December 14, 2018, by and among the Company and the Investor

10.2	Relationship Agreement, dated December 14, 2018, by and among the Company, the Investor and Cairn Financial Advisers LLP

99.1	Press Release, dated December 17, 2018

99.2	Shareholder Circular and Notice of General Meeting, dated December 17, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: December 17, 2018	By:	/s/ Erik Ostrowski
Erik Ostrowski Chief Financial Officer